EXHBIT 99.1



02/CAT/28


FOR IMMEDIATE RELEASE

07.00 GMT 02.00 EST 23 December 2002

For further information contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20  7950 2800
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Graham Herring
Rowena Gardner, Director of Corporate
 Communications

MorphoSys                               BMC Communications/The Trout Group (USA)
---------                               Tel: 001 212 477 9007
Dave Lemus, Chief Financial Officer     Brad Miles, ext 17 (media)
Tel: +49 (0) 89 / 899 27-439            Bradon Lewis, ext. 15 (investors)
Dr Claudia Gutjahr-Loser, Manager
  Communications
Tel: +49 (0) 89 / 899 27-122


CAMBRIDGE ANTIBODY TECHNOLOGY AND MORPHOSYS SETTLE PATENT DISPUTES

Cambridge, UK and Martinsried, Germany... Cambridge Antibody Technology (LSE:
CAT; NASDAQ: CATG) and MorphoSys AG (Neuer Markt: MOR) today announce that they have agreed to settle all patent disputes between the two companies. The settlement agreement covers MorphoSys' past, present and future use and commercialisation of all versions of its HuCAL(R) libraries, including the most recent development, HuCAL(R) GOLD and relates to all patents in the ongoing disputes between the two companies.

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The companies have agreed to terms under which CAT will receive an annual payment of Euros 1 million over the next five years. It will also receive other financial consideration from MorphoSys' activities related to its HuCAL GOLD libraries for a defined period of time. CAT will receive milestone and royalty payments under a licence for products developed using previous HuCAL libraries. In addition, CAT will receive an equity stake of 588,160 ordinary shares in MorphoSys under the licence agreement. MorphoSys retains the option to buy out its obligations to CAT for a pre-defined fixed amount at any time during the duration of the agreement.

MorphoSys will be free to develop and commercialise its HuCAL technologies. CAT undertakes not to sue MorphoSys in relation to present HuCAL GOLD libraries and all future derivatives thereof. In addition, MorphoSys will receive a licence to the CAT patent estate in respect of previous HuCAL libraries.

Peter Chambre, CAT's Chief Executive Officer, commented, "We are delighted to have agreed a settlement that means that both CAT and MorphoSys can now concentrate on getting on with their respective businesses. We have previously stated that we were prepared to work with MorphoSys to settle the actions on the right terms and this agreement puts an end to the distraction to both parties caused by the litigation. In addition, in reaching this agreement CAT shareholders will benefit from the future growth of MorphoSys' business."

"This is excellent news for us, which we believe will result in commercial benefit through increased deal flow", commented Dr Simon Moroney, Chief Executive Officer of MorphoSys AG. "Settlement also brings an end to investment of time and money in lawsuits. We are delighted to put this dispute behind us on very acceptable terms and to cement the agreement with an equity participation from CAT."

-ENDS-

MorphoSys and CAT jointly dedicate this settlement agreement to Mr. Hans-Josef Schuster



Notes to Editors

Cambridge Antibody Technology (CAT):

o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM, the leading CAT-derived antibody, has been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials. Six other CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences, Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o This agreement includes litigation in the US regarding CAT's Griffiths, McCafferty, Winter II and Winter/Huse/Lerner patents, as well as oppositions launched by MorphoSys at the European Patent Office against CAT's Winter II and McCafferty patents.
     For CAT
     Application of the Safe Harbor of the Private Securities Litigation
     Reform Act of 1995: This press release contains statements about
     Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.

MorphoSys:

o MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterisation. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL(R)) technology is used by researchers worldwide for human antibody generation.
o The Company currently has licensing and research collaborations with Bayer (Berkeley, California/USA), Biogen Inc. (Cambridge, Massachusetts/USA), Bristol-Myers Squibb (Wilmington, Delaware/USA), Centocor Inc. (Malvern, Pennsylvania/USA), GPC Biotech AG (Munich/Germany), Hoffmann-La Roche AG (Basel/Switzerland), ImmunoGen Inc. (Cambridge, Massachusetts/USA), Oridis Biomed GmbH (Graz/Austria), ProChon Biotech Ltd. (Rehovot/Israel), Schering AG (Berlin/Germany) and Xoma Ltd. (Berkeley, California/USA).

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o    For further information please visit the corporate website at: http://www.morphosys.com/.


     For MorphoSys:
     Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as,"forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.